FILE No. 82-2418
Rule 12g3-2 (b)

~~Grove Energy Limited~~

Da[redacted]

NEWS RELEASE

GROVE TO MERGE ITS UK NORTH SEA E&P ASSETS TOGETHER WITH NIDO AND VIRGO TO CREATE VIRGO ENERGY PLC

- Virgo to have a UK North Sea focus
- Diversified portfolio of 24 blocks and operator of 11 blocks
- Virgo intends to list on AIM 1st half 2006

Grove Energy Limited (Grove) advises that it has entered into a definitive Heads of Agreement (HOA) with Virgo Energy Limited and Nido Petroleum Limited (Nido) to merge their UK E&P assets and to subsequently list the combined company on the Alternative Investment Market (AIM) of the London Stock Exchange plc during the first half of 2006. The new London based company will be called Virgo Energy plc (Virgo).

Virgo will be focused in the UK North Sea E&P sector and will hold interests in 24 exploration blocks, comprising four in the Northern North Sea, five in the Central North Sea and 15 in the Southern North Sea. These blocks represent 3,344 square kilometres (gross) and 1,482 square kilometres (net). Of the 24 exploration blocks, nine will be contributed by Virgo, seven by Grove and eight by Nido.

Virgo's portfolio will be of sufficient size and diversity to ensure an aggressive and active 2006 exploration program while mitigating risk by portfolio diversification.

An independent Chairman and industry experienced CEO are soon to be appointed to the board of Virgo. In addition, Grove and Nido will each appoint one board member and Virgo Energy Limited will appoint two. On a pre-IPO basis Grove will hold a 27.5%, interest, Nido 25% and Virgo 47.5%.

Grove believes that its shareholders will benefit from the merger - any success by Virgo will immediately add value to Grove; Grove's shareholders gain exposure to a more diversified portfolio of UK North Sea assets which will be funded by Virgo, whilst Grove will continue to focus on its European and Mediterranean assets.

Virgo Energy Limited is a private, UK based, E&P company established on 23 February 2004 to invest in offshore oil and gas exploration and extraction in the UK North Sea and is the operator of six of the nine blocks being contributed to the merger. The nine blocks contributed by Virgo Energy Limited represent its entire portfolio of E&P assets. Further details about Virgo Energy Limited may be found at the company's website: www.virgoenergy.com.

Nido is an Australian based E&P company, listed on Australian Stock Exchange Limited. Nido's core areas are in the Philippines and the North Sea. Further details regarding Nido may be obtained on the company's website: www.nido.com.au.

Grove is listed on the TSX-V and on AIM in London with a focus on Europe and the Mediterranean basin. Grove's E&P assets are located in UK, Italy, Tunisia, Romania and Slovenia. Further information about Grove may be obtained on the company's website: www.groveenergy.com.

For further information regarding this HOA, please contact either of the following company representatives:

Virgo Energy Limited

Peter Dolan, pdolan@virgoenergy.com, +44 7740 083 932

Grove Energy Limited

Glenn Whiddon, glenn@groveenergy.com, +44 208 429 7478

Nido Petroleum Limited

David Whitby, dwhitby@nido.com.au, +61 8 9321 2844

Virgo Energy North Sea E&P Assets (1)


N
0
60
120 Miles
Leeds
Sheffield
Liverpool
Birmingham
London
Legend
Licence blocks
Nido
Virgo
Grove

FILE No. 82-2418
Rule 12g3-2 (b)

GROVE ENERGY LIMITED

Per "Anthony Hawkshaw"
Anthony Hawkshaw, CFO

Some of the statements contained in this release are forward-looking statements. Forward looking statements include but are not limited to, statements concerning estimates of recoverable hydrocarbons, expected hydrocarbon prices, expected costs, statements relating to the continued advancement of the Company's projects and other statements which are not historical facts. When used in this document, and on other published information of the Company, the words such as "could," "estimate," "expect," "intend," "may," "potential," "should," and similar expressions are forward-looking statements. Although the Company believes that its expectations reflected in the forward-looking statements are reasonable, such statements involve risk and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Various factors could cause actual results to differ from these forward-looking statements including the potential for the Company's projects to experience technical or mechanical problems, geological conditions in the reservoir may not result in a commercial level of oil and gas production, changes in product prices and other risks not anticipated by the Company or disclosed in the Company's published material. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.

Neither the TSX Venture Exchange nor the AIM Market operated by London Stock Exchange plc approves nor disapproves of the information contained herein.

The information contained herein does not constitute an offer of securities for sale in the United States, United Kingdom, Canada, Japan or Australia.

For further information please contact:

Glenn Whiddon, CEO
Web: www.groveenergy.com
E-Mail: office@groveenergy.com

North America
Phone: +1 604 669 2099
Fax: +1 604 943 3716

United Kingdom
Robert Finlay
Canaccord Capital (Europe)
Phone: +44 (0)207 518 2777

Gary Middleton
St. Swithins
Phone :+44 (0)207 929 4391
gary@swithins.com